UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF March, 2004

ThrillTime Entertainment International, Inc.

(Registrant’s name )

Suite #322 4585 Canada Way

Burnaby, British Columbia, Canada V5G 4L6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X

Form 40-F __ ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______

No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This Form contains the following documents:

1) Form 53-901F Material Change Report with Schedule A - Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, ThrillTime Entertainment International, Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:

March 10, 2004

ThrillTime Entertainment International, Inc.

By:

/s/  “Sherrill Cyr”

----------------------------------------------------------------------------

Sherrill Cyr

Secretary

FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER

SECTION 85(1) OF THE SECURITIES ACT

1.

Reporting Issuer

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

4585 Canada Way

Burnaby, BC  V5G 4L6

Telephone:

(604) 294-8084

Facsimile:

(604) 294-8709

2.

Date of Material Change

March 10, 2004

3.

Press Release

Date of Issuance:

March 10, 2004

Place of Issuance:

Burnaby, British Columbia

4.

Summary of Material Change

ThrillTime Entertainment International Inc. (“ThrillTime”) announced today that Crates Thompson Capital, Inc. (“CTC”) of Ft. Worth Texas has exercised its option, under the terms of the Letter of Intent signed January 23, 2004, to proceed with an acquisition of certain assets and assumption of certain liabilities of Skycoaster, Inc., Superstar Dragsters, Inc. and ThrillTime. As announced in our Press Release dated January 26, 2004, the transactions were originally contemplated to be structured as a combination asset and subsequent 100% share purchase for both Skycoaster, Inc. and Superstar Dragsters, Inc.

With CTC’s decision to proceed with an Asset Purchase transaction, the Company will not be proceeding with the Special Meeting scheduled for March 30th2004.  The Definitive Agreements are currently being prepared and the Closing date has been re-scheduled to April 30, 2004 to allow for more extensive negotiation and due diligence by both parties. ThrillTime expects to call an extraordinary meeting of its shareholders to consider and approve the transaction once negotiations have been finalized.

The transaction is subject to the approval of ThrillTime’s shareholders and the secured lender, acceptance by the TSX Venture Exchange, due diligence examination by CTC and S&S, the execution of Definitive Agreements as well as customary closing conditions set out by both parties

5.

Full Description of Material Change

See attached Schedule “A”

6.

Reliance on Section 85(2) of the Act

Not Applicable

7.

Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.

Senior Officers

The name and business telephone number of a senior officer of the Company who is knowledgeable about the material change is as follows:

Name:

Ralph Proceviat, President

Bus. Tel:

(604) 294-8084

9.

Statement of Senior Officer

The foregoing accurately disclosed the material change referred to herein.

DATED at Burnaby, British Columbia this 10th day of March, 2004.

“Sherrill Cyr”

Sherrill Cyr, Corporate Secretary

Schedule “A”

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Trading Symbol:  “THL:V”   OTC Bulletin Board Symbol:  “THLL-F”

NEWS RELEASE

Crates Thompson Capital, Inc. Decides on Asset Purchase Transaction Rather

 Than Combination Asset and Share Purchase Transaction

Directors:  Sherrill Cyr,  Frank Deacon,  Ralph Proceviat,  Darrel Taylor

March 10, 2004

ThrillTime Entertainment International Inc. (“ThrillTime”) announced today that Crates Thompson Capital, Inc. (“CTC”) of Ft. Worth Texas has exercised its option, under the terms of the Letter of Intent signed January 23, 2004, to proceed with an acquisition of certain assets and assumption of certain liabilities of Skycoaster, Inc., Superstar Dragsters, Inc. and ThrillTime. As announced in our Press Release dated January 26, 2004, the transactions were originally contemplated to be structured as a combination asset and subsequent 100% share purchase for both Skycoaster, Inc. and Superstar Dragsters, Inc.

With CTC’s decision to proceed with an Asset Purchase transaction, the Company will not be proceeding with the Special Meeting scheduled for March 30th2004.  The Definitive Agreements are currently being prepared and the Closing date has been re-scheduled to April 30, 2004 to allow for more extensive negotiation and due diligence by both parties. ThrillTime expects to call an extraordinary meeting of its shareholders to consider and approve the transaction once negotiations have been finalized.

The above transaction is subject to the approval of ThrillTime’s shareholders and the secured lender, acceptance by the TSX Venture Exchange, due diligence examination by CTC and S&S, the execution of Definitive Agreements as well as customary closing conditions set out by both parties.

ThrillTime Entertainment International, Inc. is the parent company of Skycoaster, Inc. and Superstar Dragsters, Inc. The Company is in the business of developing, manufacturing and marketing amusement park “thrill rides” including the Skycoaster® and Top Eliminator Dragsters® for destination and regional amusement parks, thrill parks and family fun centers throughout the world.

The S&S group of companies include: S&S Power, the world’s leading manufacturer of tower rides, high speed air launch roller coasters, and other high thrill attractions for the amusement industry; S&S-Arrow, which has one of the largest installed based of steel roller coaster in the industry; S&S-Custom Wooden Coasters, which features several of the top rated wooden roller coasters throughout the world; and, S&S-Entertainment Finance, which participates in revenue sharing agreements with major amusement parks from the operation of attractions.

THRILLTIME ENTERTAINMENT

INTERNATIONAL, INC.

Per: “Ralph Proceviat”

Ralph Proceviat, Chairman and President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the information set out herein.  Except for the historical information contained herein, the matters set forth in this press release are forward-looking statements within the meaning for the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. This press release contains forward-looking statements concerning the pending transaction with CTC and S&S that are subject to risks and uncertainties that may cause actual results to differ materially.  These forward-looking statements speak only as of the date hereof. The Company disclaims any intent of obligation to update these forward-looking statements.

Company:

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

#322 - 4585 Canada Way, Burnaby, BC  V5G 4L6

Tel:  (604) 294-8084    Facsimile:  (604) 294-8709   Toll Free: (800) 522-2449

Email: info@thrilltime.com     Web site address:  http://www.thrilltime.com